Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

November 12, 2015

CONFIDENTIAL

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Joshua Samples

Re:	Virtu Financial, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 6, 2015
File No. 333-207874

Ladies and Gentlemen:

On behalf of our client, Virtu Financial, Inc., a Delaware corporation (the “Company” or “Virtu”), we hereby respond to oral comments received from the Staff of the Commission (the “Staff”) via telephone from Joshua Samples on November 10, 2015.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.

1.                                      Please disclose whether the selling stockholder is a broker-dealer or affiliate of a broker-dealer.

Response to Comment 1

The selling stockholders have advised the Company that none of the selling stockholders are broker-dealers. As disclosed on page 103 of the Registration Statement, two subsidiaries of the Company are registered broker-dealers and, as disclosed on pages 133 through 134, two members of the Company’s board of directors are associated with the selling stockholders. In addition, the Company has been advised by the selling stockholders that persons affiliated with the selling stockholders may have investments in and/or serve on the boards of directors of other entities that are or have subsidiaries that are registered broker-dealers.

The Company also has been advised that the selling stockholders acquired all securities of the Company in the ordinary course of business and that at such time, the selling stockholders had no agreements or understandings, directly or indirectly, with any persons to distribute such securities.

2.                                      Please identify the natural persons who have or share voting or investment power for each entity identified as a selling stockholder.

Response to Comment 2

The selling stockholders identified on pages 153 and 154 of the Registration Statement and referred to collectively as the “Silver Lake Equityholders” are comprised of SLP III EW Feeder I, L.P. and SLP Virtu Investors, LLC. The Company has been advised that the general partner of SLP III EW Feeder I, L.P. (“Feeder I”) is Silver Lake Technology Associates III, L.P. (“Silver Lake Technology”) and that the managing member of SLP Virtu Investors, LLC (“Investors LLC”) is Silver Lake Partners III DE (AIV III), L.P. (“AIV III”), the general partner of which is Silver Lake Technology. As general partner of Feeder I and managing member of AIV III, Silver Lake Technology may be deemed to have voting and dispositive power over the securities held by Feeder I and Investors LLC. The selling stockholders have advised the Company that an investment committee acting for Silver Lake Technology has sole voting and dispositive power with respect to such securities. The Company also has been advised that this investment committee is comprised of Michael Bingle, Jim Davidson, Egon Durban, Ken Hao, Christian Lucas, Greg Mondre and Joseph Osnoss.

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If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Patricia Vaz de Almeida at (212) 373-3367.

Very truly yours,

/s/ JOHN C. KENNEDY

John C. Kennedy

cc:                                Douglas A. Cifu

Virtu Financial, Inc.

Michael Kaplan, Esq.

Davis Polk & Wardwell LLP

William H. Hinman, Jr., Esq.

Simpson Thacher & Bartlett LLP